September 14, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (303) 316-5651

David R. Martin
Executive Vice President and Chief Financial Officer
Janus Capital Group, Inc.
151 Detroit Street
Denver, Colorado 80206

>   **Re: Janus Capital Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 3, 2006**
>   **File No. 001-15253**

Dear Mr. Martin:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6, Selected Financial Data, page 12

1.   We refer to the "Gain on disposition of DST common shares" of $228 million and $631 million in 2004 and 2003, equal to 134% and 66% of net income from continuing operations, respectively, and to the related acquisition of 100% of the stock of CGP. In future filings please revise this section to include a footnote to discuss:

- The effects of the disposition of the DST equity investment in 2003 and 2004 on the Company's earnings trends. Provide a cross-reference to related disclosure in Note 5, "DST Exchange Transaction".

- How the acquisition of CGP, and its subsidiary RSG in 2003, has affected the comparability of the financial information considering the impairment of goodwill of RSG for $20 million in 2005 as stated in Note 8, "Restructuring and Asset Impairment Charges" on page 42.   Refer to Instruction 1 to Item 301 of Regulation S-K.

2.   Disclose in a footnote in future filings the aggregate effect on operating results of the various acquisitions made in 2003 as stated in Note 6, "Acquisitions" on page 40.

3.   With respect to the *long-term net flows*, please provide the following information:

- Tell us and explain in a footnote in future filings the reasons why the *long-term net flows* amounts for each year are included in this section starting in the 2005 10-K.

- Discuss in the footnote why management considers this information is useful to investors.

- Tell us why you have included only the net flows related to long-term assets and have not included the *Complex-wide* net flows that you described in the "Investment Management Segment" information of MD&A on page 18 of the 2004 10-K.

4.   Tell us and discuss in a footnote in future filings the reasons why you no longer provide for a *pre-tax income* line item that was previously included in this section in all prior Form 10-Ks filed with the Commission. Explain why you consider that this information is no longer useful to investors.

5.   Discuss in a footnote in future filings the fiscal period in which the Company
        started recording performance fees and discuss how the recording of these fees
        have affected the comparability of operating results. Refer to the "2005 compared
        to 2004" section of MD&A on page 16 which discusses the effects of the
        performance fees in 2004 and 2005.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13</u>

<u>Executive Summary, page 13</u>

6.   With respect to the recognition of performance fees since 2004, please provide the
        following information in future filings:

        •   Discuss in this section the impact that the recognition of performance fee
            revenues based on achieving certain performance criteria have had during the
            last two fiscal years in addition to the recurring management fees.

        •   Discuss the reasons for revising the fee structure to include performance fees
            starting in 2004.

        •   Tell us why the 2004 10-K did not disclose this change in revenue recognition
            policies. Refer to the "Performance Fee" section on page 24 of the 2005 10-K
            that states performance fees of $26.8 million and $11.6 million were
            recognized during 2005 and 2004, respectively.

<u>Investment Management Segment, page 14</u>

<u>Assets Under Management and Flows, page 18</u>

7.   We note that in this section on page 18 of the Form 10-K for 2004 you provided
        separate roll-forward tables for *Complex-Wide* and *Long-term Assets (Non-Money
        Market)* assets under management which have not been included in MD&A this
        year.

        •   Please tell us your basis for including in 2005 only one table that aggregates
            the combined activities of these components of assets under management.
            Explain to us why you consider the current presentation provides more useful
            information to investors.

        •   Reconcile the total redemptions for 2004 of $45.2 billion in the 2005 Form
            10-K with redemptions in 2004, on page 18 of the Form 10-K for 2004, of
            $137.5 billion and $45.2 billion for *Complex-Wide* and *Long-Term Assets
            (Non-Money Market)* assets under management, respectively.

- Tell us how you considered the redemptions of $135 billion and $225 billion in the *Complex-Wide* component in 2004 and 2003, respectively, as stated on page 18 of the 2004 Form 10-K, in your annual evaluation of impairments in 2004 to goodwill and non-amortized intangibles assets related to mutual fund advisory contracts.

Revenues and Expenses, page 16

8. We refer to the graph on page 15 that depicts the direct relationship between assets under management and investment management revenue. Please tell us and discuss in this section in future filings the effects in 2004 and 2005 of the performance fees included in management investment revenue that are not directly related to the yearly changes in assets under management.

2005 compared to 2004, page 16

9. We refer to the statement on page 16 that the declines in investment management fees were partially offset by *an increase in performance fees*. Discuss in future filings during what fiscal period the Company began recording performance fees and how they will affect the variability of operating results considering they are recognized at the end of the contractual period based on achieving certain performance criteria.

2004 compared to 2003, page 18

10. We refer to the eighth paragraph on page 18 that states general and administrative expenses increased $18 million partially due to increased cash payments for certain products and services previously acquired with *soft dollars*. In future filings please include in this section:

- a description of the specific nature of the products and services acquired through *soft dollars*;

- an explanation of how *soft dollars* were previously accounted for by the Company and the basis for their acceptance in the industry; and

- an explanation as to why you did not record the change in accounting from *soft dollars* into the use of hard cash as a change in accounting principle;

Accounting for Intangible Assets and Goodwill, page 23.

11.   We refer to the fourth paragraph on page 23 that states goodwill and indefinite-
        lived intangibles created by the acquisition of the 16% minority interest of JCM
        in 2001 are *not highly sensitive to impairment.* Please tell us and discuss in future
        filings:

        - The historical and conceptual basis for considering that goodwill and
          indefinite-lived intangibles related to the acquisition of the JCM minority
          interest are *not highly sensitive to impairment*.

        - Consider in your response that Note 7, "Goodwill and Intangible Assets" on
          page 41 shows $943 million of the non-amortized intangible assets as of
          December 31, 2005 are mutual fund advisory contracts which are subject to
          impairment if the mutual contract is terminated or not renewed.

Financial Statements of Janus Capital Group, Inc.

Consolidated Statements of Income, page 31

12.   Please explain to us your basis for deleting the *Income before taxes and minority
        interest* caption in the income statement that was previously included in the
        consolidated statements of income in all prior Form 10-K's filed with the
        Commission. Consider in your response the disclosure requirements of paragraph
        (b).10 of Article 503 of Regulation S-X.

13.   Explain in a footnote the nature and dollar amount of the major components of
        "Other income, net" which is equal to 45% of net income for 2005. State the
        authoritative accounting literature that supports the net basis presentation. Tell us
        and discuss in MD&A in future filings the reasons for the changes in "Other
        income, net" as compared to the prior fiscal period.

Note 2, Summary of Significant Accounting Policies, page 34

Accounting for Goodwill and Intangible Assets

14.   We refer to the "Accounting for Intangible Assets and Goodwill" section in the
        Critical Accounting Policies section of MD&A on page 23.   Considering
        goodwill and intangible assets total $2.4 billion or 66% of total assets, please
        include in future filings a footnote in the financial statements, similar to that
        provided in Note 2 on page 41 of the 2004 10-K, that describes the accounting
        policies related to determining the initial and subsequent amounts of goodwill and
        intangible assets recorded and the periodic testing for impairments.   Refer to
        paragraph 12 of APB 22.

Accounting for Income Taxes

15.   In future filings please include a footnote to the financial statements that describes your accounting policies related to your determination of income taxes, similar to that provided in Note 2 on page 41 of the 2004 10-K.

Accounting for Derivative Transactions

16.   We refer to the "Mutual Fund Units" section of Note 13, "Long-term Incentive Compensation" and to Note 14, "Employee Benefit Plans" on page 49 which describe fair value hedges created for awards indexed to certain mutual funds managed by the Company to protect against the market variability of mutual funds to which awards are indexed.   In this regard, in future filings, please include a footnote regarding the accounting policies for fair value hedges including the following:

- Where the gain or loss on fair value hedging instruments and the offsetting gain or loss on the hedged item are recognized in accordance with paragraph 22 of SFAS 133.

- The Company's basis for assessing hedge effectiveness as being *highly effective* both at inception of the hedge and on an ongoing basis with respect to achieving offsetting changes in fair value attributable to the hedge risk during the period of the hedging relationship. Refer to paragraph 20.b of SFAS 133.

- The accounting for fair value hedges that are discontinued for any of the reasons discussed in paragraph 25 of SFAS 133.

Revenue Recognition, page 36

17.   We note that performance fees are recognized at the end of the period in which the performance criteria are achieved over a specified period of time.   In future filings, please disclose performance fees as a line item separate from management fees in the income statement considering the following:

- Performance fees were $27 million and $12 million in 2005 and 2004, respectively, equal to 31% and 7% of net income for each period. Refer to the "Quantitative and Qualitative Disclosures about Market Risk" section on page 24.

- Performance fees are not directly related to the total value and composition of assets under management as are management fees and are therefore subject to material variability from period to period depending on the timing of their achieving the performance criteria.

18. Tell us why the financial statements for the year ended December 31, 2004 in the Form 10-K for that period did not disclose that performance fees were being recorded as part of management fees in 2004.

19. Please provide the following information in future filings with respect to the new performance-based fee structure approved in December 2005 for mutual funds with assets under management of $21 billion as of December 31, 2005 as stated in the "Quantitative and Qualitative Disclosures about Market Risk" section on page 24:

- Tell us and explain why no performance fee adjustments will be made until the first quarter of 2007.

- Discuss in MD&A the effects of this proposed change in fee structure on future operations, cash flow and liquidity.

- Describe the accounting policies regarding these new performance fees in the notes to the financial statements.

20. Please state in future filings the authoritative accounting literature that supports your accounting for reimbursements for out-of-pocket expenses as revenues.

Recent Accounting Pronouncements

21. In future filings please include a footnote describing the expected impact that recently issued accounting pronouncements are expected to have on your financial position or results of operations. Refer to SAB 74.

Note 5, DST Exchange Transaction, page 40

22. Tell us and state in future filings your basis for recording as *tax-free* the exchange of 32.3 million common shares of DST in 2003 in which the Company received $ 1 billion in cash but recorded the sale of 7.4 million shares of DST in 2004 as a *taxable transaction*.

Note 7, Goodwill and intangible assets, page 41

23.   Considering that goodwill and intangible assets are 66% of total assets for the year ended December 31, 2005, in future filings please include in the footnote a brief description of the acquisition transactions that originated them . Discuss how the value of the intangible assets and goodwill were originally determined considering the majority originated with the acquisition of the minority shares of Janus Capital Management in 2001.

24.   Please provide the following information with respect to the $943 million of non-amortized intangibles related to mutual fund advisory contracts in the summary of identified intangible assets:

•   Reconcile the $943 million of intangibles from mutual fund advisory contracts with the original allocation of intangible assets in Note 6, "Other Balance Sheet Amounts" in the 2001 Form 10-K of Stilwell Financial Inc, that states intangible assets related to mutual fund advisory contracts was $190 million and *$712 million were allocated to Third Party Advisor and Distribution Relationships.*

•   Tell us why the intangibles related to Third Party Advisor and Distribution Relationships have not been separately disclosed in discussed in the footnotes to the financial statements in the Form 10-Ks for the periods from 2002 to 2005.

•   Explain if the annual tests for impairment of non-amortized intangibles consider and separately value the intangibles for Third Party Advisor and Distribution Relationships.

•   Discuss any significant difference in impairment criteria for these intangibles as compared to intangibles for mutual fund advisory contracts.

25.   We note that, according to Note 5, "Acquisitions" on page 40 of the 2002 Form 10-K, the Company acquired 341,000 shares valued at $343 million from employees of Janus Capital Management that were recorded as part of the purchase price of the minority interest acquired. Please tell the authoritative accounting literature you relied upon when you determined that these stock purchases from employees were increases in the purchase price of the minority interest and were not compensation to employees.

Note 13, Long-term incentive plan, page 47

26.   We refer to the "Mutual Fund Units" section on page 49 that states in 2005 the Company granted $11.4 million of awards indexed to certain mutual funds managed by the Company for which an 100% effective fair value hedge since inception was created to protect against the market variability of the mutual funds to which the awards are indexed. In this regard, please:

- Describe to us the methodology you used to determine that the hedge is 100% effective under SFAS 133 considering DIGS Issue E7, "Methodologies to assure effectiveness of fair value and cash flow hedges".

- Provide a similar description of your methodology to assess effectiveness with respect to the 100% effective fair value hedge described in Note 14, "Employee Benefit Plans".

- State the notional amount of the fair value hedge.

- State the expected duration of the hedging relationship.

Note 14, "Employee Benefit Plans", page 50

27.   We refer to the fair value hedge created to invest in mutual funds that are consistent with deferred amounts and mutual fund elections of participants in a deferred compensation plan for highly compensated employees.   In this regard, please tell us and provide the following information in future filings:

- State when the fair value hedge was created and the expected duration of the hedge.

- State the notional amount of the fair value hedge.

Note 16, "Litigation", page 51

28.   We refer to the statement that during the course of ongoing reviews of legal proceedings the Company increased the litigation reserves by $7 million during the second quarter of 2005. Please tell us and state in future filings management's estimate that the legal reserve is adequate to cover probable estimated contingencies with respect to the various legal proceedings in which the Company is a defendant.

29.   We refer to the "Market Timing Litigation" section that discusses the status of the litigation following the market timing investigations by the New York Attorney General and the Commission and to your mention of the final regulatory

settlements in the "2004 Compared to 2003" section of MD&A on page 18 which resulted in charges of $65 million and $72 million in 2004 and 2003, respectively. In this regard, please provide us with the following:

- Tell us where you have disclosed in the 2004 and the 2005 10-K the agreement entered into, as part of the settlement with the New York Attorney General's Office, to reduce management fees by $25 million per year for the five year period following the date of the settlement agreement. Refer in your response to the Press Release dated April 27, 2004 titled "Janus Reaches Agreements in Principle with Regulators, Announces First Quarter 2004 Results" that states the fee reduction represents 1.7 basis points of your assets under management of $145 billion as of March 31, 2004.

- Tell us where you have discussed in the 2005 Form 10-K the sanctions stated in section IV.D, "Disgorgement and Civil Monetary Penalties" of the SEC Administrative Proceeding File No. 3-11590 dated August 18, 2004 that provides for the following payments of $50 million in restoration to compensate investors for the adverse effects of frequent trading and $50 million in civil penalties.

- State in the notes to the financial statements in future filings the fiscal periods in which the $100 million of restoration fees and civil penalties were recorded in the financial statements; the amount of fee reductions made during each fiscal period; whether these reductions are in full compliance with the regulatory agreements and discuss the current status of payments made from the restoration fund.

- Include a footnote to the "Selected Financial Data" section in future filings to state the fiscal periods in which the Company settled the market timing investigation with the regulatory authorities, including the payment of $100 million for investor restoration and civil penalties in 2003 and 2004; and the agreement to forego $125 million of management fees over a five-year period effective July 1, 2004.

- Discuss in MD&A in future filings the effects of the payments related to the regulatory orders on the comparability of operating results for 2003 and 2004 resulting from the regulatory agreement to forego $125 million of management fees over a five year period effective July 1, 2004.

- Discuss in MD&A the continuing effects on future operations of the settlement with the New York Attorney General regarding the agreement to forego $125 million of management fees over a five-year period effective July 1, 2004.

*   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief